FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                            For the Month of May 2004



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.



Attached hereto and incorporated by reference is the following Registrant's press release:

B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the First Quarter of 2004; Dated May 17, 2004.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         B.O.S. Better On-Line Solutions, Ltd.
                                         (Registrant)


                                         By: /s/ Adiv Baruch
                                         -------------------
                                         Adiv Baruch
                                         President and CEO
Dated: May 17, 2004

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2004

TERADYON, ISRAEL - May 17, 2004 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today its financial results for the quarter ended March 31, 2004.

FIRST QUARTER 2004 - CONSOLIDATED STATEMENT OF OPERATION - CONTINUING SEGMENT:

Results of operations for the first quarter of year 2004 reflected the reorganization made during the second half of year 2003. The major actions that were taken were a) marketing our products through distributors in Europe instead of marketing through subsidiaries, which decreased the revenues and the gross profit due to the distributors' margin, and b) reduction of headcount cost which reduced the operating expenses.

As a result of the reorganization and while continuing to support the extensive development of the Company's distribution channels, the revenues of the first quarter of year 2004 were reduced by 15.6% to $1.2 million compared to $1.4 million for the first quarter of 2003. The net loss was reduced to $437,000 (or -$0.10 per share), compared to a net loss of $949,000 (or -$0.30 per share), for the first quarter of 2003.

The improvement of the operating results reflected in a significant decrease in the cash used in operating activities to $84,000 for the first quarter of year 2004 compared to $1.2 million for the first quarter of year 2003.



Adiv Baruch, B.O.S.' CEO stated:
"The first quarter results were in line with our expectations. We have introduced the Company's strategic plan during the first quarter and we are working according to our budget plan. As part of the plan, we have decided to focus on three products lines: Connectivity solutions, Communication products, and Enterprise software utilities. This structure will enable the Company to leverage the existing assets with a clear path to market. If market conditions remain the same, we believe that the continuous marketing efforts to develop our global distribution and reseller channels for each of the products lines, shall improve our results in the second half of the year."

Edouard Cukierman the Chairman of the Board stated: "During the first quarter, with the help of the new management, we focused on stabilizing the business, and now, with the additional talent on board, we will begin to explore our expansion opportunities both through generic growth and through merger and acquisitions strategy."



FIRST QUARTER AND THE YEAR 2004 - DISCONTINUED SEGMENT


The Company discloses the financial information related to its US subsidiary, Pacific Information Systems, Inc. ("Pacinfo") in accordance with accounting standards for "discontinued operations".

There was no significant operation in the discontinued segment in the first quarter of year 2004.



ABOUT B.O.S.


Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.


Communication line (www.boscom.com) offers VOIP innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The Connectivity line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.


Software Utilities line (WWW.PRINTBOS.COM) provides solutions for document design, distribution and management for a wide range of operating systems, including mainframe and UNIX.


B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC - News), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).


THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS


                                                     MARCH 31,    DECEMBER 31,
                                                       2004          2003
                                                     --------      --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                          $  3,446      $  3,872
  Short-term marketable securities                      1,763         1,014
  Trade receivables, net                                  774         1,075
  Other accounts receivable and prepaid expenses          332           317
  Inventories                                           1,000           961
                                                     --------      --------

TOTAL CURRENT ASSETS                                    7,315         7,239
                                                     --------      --------

LONG-TERM INVESTMENTS:
  Long term marketable securities                       1,370         1,862
  Severance pay funds                                     664           684
  Investment in a company                               3,112         3,112
                                                     --------      --------

TOTAL LONG-TERM INVESTMENTS                             5,146         5,658
                                                     --------      --------

PROPERTY AND EQUIPMENT, NET                               566           598
                                                     --------      --------

GOODWILL                                                  741           741
                                                     --------      --------

ASSETS RELATED TO DISCONTINUING SEGMENT                    42           119
                                                     --------      --------

TOTAL ASSETS                                         $ 13,810      $ 14,355
                                                     ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                     $    574      $    464
  Employee and payroll accruals                           381           404
  Deferred revenues                                       387           378
  Accrued and other liabilities                           802           911
                                                     --------      --------

TOTAL CURRENT LIABILITIES                               2,144         2,157
                                                     --------      --------

ACCRUED SEVERANCE PAY                                     925           951
                                                     --------      --------


LIABILITIES RELATED TO DISCONTINUING SEGMENT              272           374
                                                     --------      --------

SHAREHOLDERS' EQUITY:
  Share capital                                         4,309         4,309
  Additional paid-in capital                           43,130        43,097
  Accumulated deficit                                 (36,970)      (36,533)
                                                     --------      --------

TOTAL SHAREHOLDERS' EQUITY                             10,469        10,873
                                                     --------      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 13,810      $ 14,355
                                                     ========      ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------



                                                                                           YEAR ENDED
                                                         THREE MONTHS ENDED MARCH 31,       DECEMBER
                                                         ----------------------------          31,
                                                            2004             2003             2003
                                                         -----------      -----------

Revenues                                                 $     1,189      $     1,410      $     5,728
Cost of revenues                                                 519              454            1,794
Non recurring royalty reversal                                     -                -             (339)
                                                         -----------      -----------      -----------

Gross profit                                                     670              956            4,273
                                                         -----------      -----------      -----------

Operating expenses:
  Research and development                                       423              607            2,129
   Less - grants and participation                                 -                -             (283)
  Selling and marketing                                          292              882            2,178
  General and administrative                                     407              411            1,317
   Restructuring and related costs                                 -                -              678
                                                         -----------      -----------      -----------

Total operating expenses                                       1,122            1,900            6,019
                                                         -----------      -----------      -----------

Operating loss                                                  (452)            (944)          (1,746)
Financial income (expenses), net                                  15               (5)             109
Other expenses, net                                                -                -             (795)
                                                         -----------      -----------      -----------

Net loss from continuing segments                               (437)            (949)          (2,432)
                                                         -----------      -----------      -----------

Net earning related to discontinuing segment                       -            1,507            2,036
                                                         -----------      -----------      -----------

Net earning (loss)                                              (437)             558             (396)
                                                         ===========      ===========      ===========
Basic and diluted net loss per share from continuing
  segment                                                $     (0.10)     $     (0.30)     $     (0.66)
                                                         ===========      ===========      ===========

Basic and diluted net earning per share from
  discontinuing segment                                      $     -      $      0.48      $      0.55
                                                         ===========      ===========      ===========

Basic and diluted net earning (loss) per share           $     (0.10)     $      0.18      $     (0.11)
                                                         ===========      ===========      ===========

Weighted average number of shares used in computing
  basic and diluted net earning (loss) per share           4,167,509        3,171,881        3,683,058
                                                         ===========      ===========      ===========